SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Centennial Communications Corp.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
15133V 208
(CUSIP Number)
Wayne A. Wirtz
AT&T Inc.
208 S. Akard St.
Dallas, Texas 75202
210-281-4105
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 6, 2009
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page	2	of	4

1	NAME OF REPORTING PERSON AT&T Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON

CO

Page	3	of	4

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D (the “Statement”) relates to the shares of Common Stock, par value $0.01 per share (“Common Stock”), of Centennial Communications Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3349 Route 138, Wall, NJ 07719.

On November 6, 2009, the Merger became effective. As a result of the Merger, (i) Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of AT&T Inc. and (ii) each share of Common Stock was converted into the right to receive $8.50 in cash per share, without interest for a total consideration of approximately $945 million funded from AT&T Inc.’s general operating cash. As a result of the Merger, AT&T Inc. beneficially owns (and has sole voting and dispositive power over) all of the Common Stock.

The foregoing amends and supplements Items 3, 4 and 5 of the Statement. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement.

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SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 9, 2009

AT&T Inc.

By:	/s/ Rick L. Moore
Name:	Rick L. Moore
Title:	Senior Vice President - Corporate Development